EXHIBIT 20a

                                                          FOR IMMEDIATE RELEASE

                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132



            AMERICAN BRANDS SECOND QUARTER EARNINGS;
       E.P.S. FROM ONGOING OPERATIONS UP 15% TO 63 CENTS;
 EXPECTS  17%+  INCREASE IN 1995 E.P.S. FROM ONGOING OPERATIONS



Old Greenwich, CT, July 24, 1995 -- American Brands, Inc. (NYSE-

AMB) today announced that earnings per Common share from ongoing operations for the quarter ended June 30, 1995 rose 15% to 63 cents per share, compared with 55 cents per share for the second quarter of 1994.  Fully diluted earnings per share rose 13% to 62 cents.  Sales from ongoing operations declined 2%, but excluding businesses sold or pending disposition, sales would have been up

9%.   Income from ongoing operations rose 6% to $119 million.

     For the six months, earnings per share from ongoing

operations were $1.23, up 18% from $1.04 last year.  Fully

diluted earnings per share rose 16% to $1.21.  Sales from ongoing operations were up 2%, but excluding businesses sold or pending

disposition, sales would have been up 11%.   Income from ongoing

operations rose 11% to $236 million.

     Ongoing operations for 1994 excludes results from Franklin

Life, which was sold in January 1995 and was accounted for as a discontinued operation, and treats The American Tobacco Company,

which was sold in December 1994, as if it were a discontinued

operation.  Net income, compared with 1994 results including discontinued operations and The American Tobacco Company,

declined 29% in the quarter and 26% for the six months.

     Fluctuations in exchange rates for foreign currencies,

primarily the British pound, favorably affected sales, net income and E.P.S. by $100 million, $5 million and 3 cents, respectively,

in the quarter, and by $221 million, $12 million and 6 cents for the six months.  Lower average Common shares outstanding

benefited E.P.S. by 4 cents in the quarter and 6 cents for the six months.  "Interest and related expenses" and "Other (income)

expenses, net" benefited substantially from the disposition

proceeds.  Conversely, the comparison was adversely affected by an increase in the effective income tax rate for the quarter to

36.3% from 30.3% a year ago; last year's quarter reflected higher reversals of tax provisions no longer required.  For the six months, the effective rate was 39.3% versus 36.2% last year.

     Chairman and Chief Executive Officer Thomas C. Hays said:

"We have continued to move aggressively to build shareholder value, with another strong gain in ongoing earnings per share;

solid performance from most operations, including a 9% overall increase in sales, excluding businesses sold or pending

disposition; substantial share repurchases, and continued sale of nonstrategic assets.

     "Our principal operations all achieved growth in operating company contribution in the first half, with double-digit

increases recorded by brands that represented nearly two-thirds of our consolidated contribution:  office products and golf and leisure as well as by international tobacco, which benefited from favorable foreign exchange.

     "Earnings per share growth has been accelerated by

aggressive share repurchases.  Under the 20 million share

authorization, we have now purchased 16.3 million shares, and,

subject to market conditions, we expect to complete that

authorization before the end of this year.  In addition, we have authority to purchase a further five million shares this year,

and, subject to market conditions, we may well purchase those shares as well.  Three months ago, holders of the $200 million

5.75% Convertible Debentures due April 2005 exercised a one-time put, which resulted in an extraordinary charge of 1 cent per share and had the effect of reducing fully diluted shares by 5.1 million.  So fully diluted shares have been reduced by more than

21 million,  or more than 10%, thus far in 1995.

     "We have also been moving aggressively with dispositions.

In May, Prestige housewares was sold.  A smaller U.K. operation was sold in February, and we're moving ahead with the pending disposition of Gallaher's retail operations.

     "In the second quarter, contribution from our U.K.-based

Gallaher Tobacco brands was up 8% in dollars and 2% in sterling.

Profits benefited from an April cigarette price increase,

averaging about 5% to Gallaher, as well as ongoing productivity improvements.  These factors more than offset cigarette unit volume declines in the U.K. as well as in the C.I.S., where sales are opportunistic.  For the six months, Gallaher's U.K. cigarette volume declined 1.6%, and worldwide volume declined 3.3%.  U.K.

industry consumer sales for the six months are estimated to have declined in the range of 2.5%, and Gallaher's estimated share was stable at approximately 39.5% for the third successive quarter.

In June, Gallaher strengthened premium-priced Benson and Hedges,

the number 1 brand in the U.K., with the introduction of Benson and Hedges Ultra Lights, and bolstered its price-value Berkeley brand with the launch of Berkeley King Size.

     "Distilled spirits contribution increased 6% in the quarter,

with increases at both Jim Beam Brands and Whyte & Mackay.   Jim

Beam, the second largest distilled spirits company in the U.S.,

achieved a 1% increase in contribution despite aggressive

marketing investments, particularly for Jim Beam bourbon, the world's leading bourbon, which is celebrating its 200th

anniversary.  Beam continued to achieve strong results in

international markets.   International case shipments were up

13.4%, led by particularly strong gains in Australia and Germany,

its two largest overseas markets.  International contribution was up 9% and represented 24% of Beam's total contribution in the quarter.  Although competitive conditions remain intense in the

U.S., Beam has increased prices in selected regional markets.

Domestic case sales were up slightly in the quarter, and Beam has continued to introduce new products.  After Shock, an innovative imported premium cordial, is off to a particularly promising start, with over one million bottles sold in its first three months of distribution.

     "Whyte & Mackay, which was recently ranked as the number one supplier of scotch in the U.K. market, achieved substantially higher contribution in the quarter, up 53% in dollars and 45% in sterling, reflecting the timing of trade purchases last year.

Underlying competitive conditions remain difficult, particularly in the U.K.  Late last month, we announced new management at

Whyte & Mackay with the election of Kenneth Hitchcock, who had a superb record as Managing Director of Jim Beam's Australian

subsidiary, as Chairman and Chief Executive.

     "As we noted last month, orders at the MasterBrand hardware and home improvement group softened significantly in the quarter,

consistent with the general slowdown reported at home centers as well as in new construction, and reflecting significant inventory

reductions by the trade.   Including the reversal of reserves

primarily related to a joint venture, contribution was down 6% in the second quarter but was up 2% for the six months.

Particularly affected were Moen, the number one faucet brand in

North America, which has been investing heavily in new product,

manufacturing and marketing programs, and Aristokraft, which is number two in kitchen and bath cabinets in the U.S.  Earlier this month, Moen, which has been gaining market share in North

America, completed arrangements for a joint venture to

manufacture and sell Moen-branded products in the People's

Republic of China.   Master Lock, the world's leading padlock

brand, and Waterloo, the world leader in tool storage products,

both achieved higher contribution in the quarter and six months.

Master Lock continues to benefit from strong growth in its door hardware line, which achieved a 19% sales increase in the

quarter.

     "ACCO, the world leader in office supplies, again achieved strong market and profit gains.  Contribution rose 10% in the quarter.  In North America, a double-digit sales increase was achieved despite a reduction in trade inventories, following a buildup in the first quarter.  Solid sales gains in Europe were led by strength on the Continent.  ACCO is continuing to gain share with key customers, with major gains achieved by the Wilson

Jones brand of ring binders, and is benefiting from significant new products, such as the Day-Timer Organizer software line,

which is gaining wider distribution in superstores.   Although

raw material prices continued to escalate substantially in the first half, ACCO has been benefiting from its ongoing

restructuring, improved customer service levels and price

increases.  During the past month, ACCO announced two fill-in product acquisitions:  Silicon Sports, a leading brand in

computer accessories such as ergonomic wrist rests and specialty mouse pads, and Statx Brands, which are high-technology cleaning and protection products for computers and other office products.

These brands are being integrated into ACCO's Kensington computer accessories group.

     "Titleist and Foot-Joy, the world leader in golf, had

another outstanding quarter.  Contribution was up 12%, with

strong volume increases in all categories.  Golf ball units were up 11%, golf gloves were up 11% and golf shoes were up 12%.

Titleist has been having exceptional success in aggressively developing its club business.  Golf club sales were up 28% for the second successive quarter, backed by excellent acceptance of new products, including the supersize Titleist Howitzer titanium drivers and Scotty Cameron by Titleist putters.  On worldwide competitive golf tours, the Titleist ball continues its hottest start ever with 19 wins in 26 U.S. P.G.A. tour events.

Worldwide, Titleist was the winning ball at 69 tournaments, more than five times as many as its nearest competitor.

     "Overall, our prospects are excellent.  We have a powerful array of market leading brands, backed by tremendous financial resources.  Bolstered by the benefits of our aggressive share repurchases this year, we expect a strong second half, with a particularly strong ongoing E.P.S. comparison in the third

quarter.  For the full year, we now anticipate that earnings per share will exceed last year's $2.37 ($2.34 fully diluted) from ongoing operations by more than 17%.

     "Longer term, our goal is to achieve compound earnings per share growth in the range of 10% -- depending on the economy,

exchange rate stability and the pricing environment --and we are committed to use our powerful resources to build value for our shareholders.  Our operations are generating excellent returns on net operating assets, so our principal focus is on internal

growth and investment.  We are also seeking high return

acquisitions, with the principal objective of accelerating the growth of our hardware and home improvement, office products,

golf and leisure and distilled spirits businesses.  We will also consider whether further share repurchases beyond the current authorizations  would be in the best interest of our

shareholders.

     "Gallaher Tobacco continues to contend with substantial U.K.

excise tax increases that have stimulated trading down by

consumers in an intensely competitive market.  In this situation,

Gallaher is moving aggressively to defend its brands, and it will be challenging to achieve profit growth in the last half of the year.  Longer term, Gallaher has powerful assets, including its potent position as the market leader, its enviable brand

portfolio, highly effective marketing programs and tremendous cash flow.

     "In distilled spirits, Jim Beam Brands and Whyte & Mackay

continue to cope with difficult home market conditions.  Beam's international business continues to perform very well and has excellent potential, and the 200th anniversary programs have further strengthened the image of Jim Beam bourbon, worldwide.

We expect modest contribution growth from Beam for the full year.

For Whyte & Mackay, as we have been noting, some nonrecurring items benefited 1994 results, principally one-time bulk sales late in the year.  So, the fourth quarter comparison will be very difficult, and we anticipate lower contribution for the full year.  Nevertheless, we have moved decisively to strengthen the management to vigorously address the issues at Whyte & Mackay.

     "The MasterBrand hardware and home improvement brands were adversely affected by economic and trade conditions in the second quarter.  If the recent decline in interest rates has a favorable impact on the economy, MasterBrand is well positioned to resume solid long-term growth, and contribution for the full year should be ahead of last year's level.

     "Our ACCO office products brands and Titleist and Foot-Joy golf brands are positioned as world leaders.  Both should achieve excellent results for the full year."

               *       *       *       *       *

     Headquartered in Old Greenwich, Connecticut, American Brands

is a focused international consumer products company with

powerhouse brands and leading market positions in distilled

spirits, hardware and home improvement products, office products,

golf and leisure products, and international tobacco. Major

brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper cordials, Titleist, Pinnacle and Foot-Joy golf products, Moen faucets, Master locks, Aristokraft cabinets, ACCO office products including Day-Timer and Swingline, and Benson and Hedges and Silk

Cut cigarettes.



                              # # #


                             AMERICAN BRANDS, INC.
                         (In millions, except per share
                                    amounts)
                                  (Unaudited)

                                        Three Months Ended June 30,
                                        1995        1994   % Change
Net Sales
 International Tobacco (2)           $1,334.0    $1,215.4       9.8
 Distilled Spirits (2)                  315.3       292.9       7.6
 Hardware & Home Improve. Prods.        312.2       309.0       1.0
 Office Products                        259.0       232.7      11.3
 Golf & Leisure Products                192.4       167.9      14.6
 Other Businesses (3)(5)                181.8       417.4     (56.4)
                                     ---------   ---------   -------
  Ongoing Operations                  2,594.7     2,635.3      (1.5)
 Domestic Tobacco (2)(4)                    -       405.6         -
                                     ---------   ---------   -------
  Total Continuing Operations         2,594.7     3,040.9     (14.7)
                                     =========   =========   =======
Operating Company Contribution
 International Tobacco                  101.6        94.1       8.0
 Distilled Spirits                       56.5        53.2       6.2
 Hardware & Home Improve. Prods.         49.6        52.7      (5.9)
 Office Products                         13.8        12.5      10.4
 Golf & Leisure Products                 37.0        33.1      11.8
 Other Businesses (3)(5)                  3.9         4.7     (17.0)
                                     ---------   ---------   -------
  Ongoing Operations                    262.4       250.3       4.8
 Domestic Tobacco (4)                       -        70.2         -
                                     ---------   ---------   -------
  Total Continuing Operations           262.4       320.5     (18.1)
                                     =========   =========   =======
Amortization of Intangibles              24.1        23.9       0.8
                                     ---------   ---------   -------
Operating Income                        238.3       296.6     (19.7)
                                     ---------   ---------   -------

Interest and Related Expenses            40.1        55.5     (27.7)
Corporate Admin. Expenses                20.0        21.0      (4.8)
Other (Income) Expenses, Net             (8.9)        2.2         -
                                     ---------   ---------   -------
Income Before Income Taxes              187.1       217.9     (14.1)

Income Taxes                             68.0        66.0       3.0
                                     ---------   ---------   -------
Income From Continuing Opers.(1)        119.1       151.9     (21.6)

Discontinued Operations (6)                 -        12.0         -

Extraordinary Item (7)                   (2.7)          -         -
                                     ---------   ---------   -------
Net Income                              116.4        163.9    (29.0)
                                     =========   =========   =======

Earnings per Common Share
 Primary
  Income From Continuing Opers.(1)      $0.63        $0.75    (16.0)
  Discontinued Operations (6)               -         0.06        -
  Extraordinary Item (7)                (0.01)           -        -
                                     ---------   ---------   -------
  Net Income                            $0.62        $0.81    (23.5)

 Fully diluted
  Income From Continuing Opers.(1)      $0.62        $0.74    (16.2)
  Discontinued Operations (6)               -         0.06        -
  Extraordinary Item (7)                (0.01)           -        -
                                     ---------   ---------   -------
  Net Income                            $0.61        $0.80    (23.8)

Avg. Common Shares Outstanding
  Primary                               188.0        201.8     (6.8)
  Fully Diluted                         195.6        213.4     (8.3)

                                 (NOTES FOLLOW)


                             AMERICAN BRANDS, INC.
                         (In millions, except per share
                                    amounts)
                                  (Unaudited)

                                         Six Months Ended June 30,
                                        1995        1994    % Change
Net Sales
 International Tobacco (2)           $2,857.1    $2,545.7      12.2
 Distilled Spirits (2)                  570.5       533.5       6.9
 Hardware & Home Improve. Prods.        634.5       598.3       6.1
 Office Products                        544.5       465.6      16.9
 Golf & Leisure Products                342.3       301.4      13.6
 Other Businesses (3)(5)                438.3       815.2     (46.2)
                                     ---------   ---------   -------
  Ongoing Operations                  5,387.2     5,259.7       2.4
 Domestic Tobacco (2)(4)                    -       782.1         -
                                     ---------   ---------   -------
  Total Continuing Operations         5,387.2     6,041.8     (10.8)
                                     =========   =========   =======
Operating Company Contribution
 International Tobacco                  250.4       220.3      13.7
 Distilled Spirits                       92.3        91.6       0.8
 Hardware & Home Improve. Prods.        103.1       101.3       1.8
 Office Products                         36.3        31.9      13.8
 Golf & Leisure Products                 60.7        54.6      11.2
 Other Businesses (3)(5)                  5.9        10.0     (41.0)
                                     ---------   ---------   -------
  Ongoing Operations                    548.7       509.7       7.7
 Domestic Tobacco (4)                       -       125.6         -
                                     ---------   ---------   -------
  Total Continuing Operations           548.7       635.3     (13.6)
                                     =========   =========   =======
Amortization of Intangibles              48.2        47.8       0.8
                                     ---------   ---------   -------
Operating Income                        500.5       587.5     (14.8)
                                     ---------   ---------   -------

Interest and Related Expenses            86.1       112.8     (23.7)
Corporate Admin. Expenses                42.2        28.7      47.0
Other (Income) Expenses, Net            (16.0)        4.9         -
                                     ---------   ---------   -------
Income Before Income Taxes              388.2       441.1     (12.0)

Income Taxes                            152.5       159.7      (4.5)
                                     ---------   ---------   -------
Income From Continuing Opers.(1)        235.7       281.4     (16.2)

Discontinued Operations (6)                 -        31.7         -

Extraordinary Item (7)                   (2.7)          -         -
                                     ---------   ---------   -------
Net Income                              233.0       313.1     (25.6)
                                     =========   =========   =======

Earnings per Common Share
 Primary
  Income From Continuing Opers.(1)      $1.23       $1.39     (11.5)
  Discontinued Operations (6)               -        0.16         -
  Extraordinary Item (7)                (0.01)          -         -
                                     ---------   ---------   -------
  Net Income                            $1.22       $1.55     (21.3)

 Fully diluted
  Income From Continuing Opers.(1)      $1.21       $1.37     (11.7)
  Discontinued Operations (6)               -        0.15         -
  Extraordinary Item (7)                (0.01)          -         -
                                     ---------   ---------   -------
  Net Income                            $1.20       $1.52     (21.1)

Avg. Common Shares Outstanding
  Primary                               191.3       201.8      (5.2)
  Fully Diluted                         201.1       213.5      (5.8)

                             AMERICAN BRANDS, INC.

    NOTES:

    (1) Ongoing operations comparisons, excluding results of Franklin Life which was accounted for as a discontinued operation and treating The American Tobacco Company as if it were a discontinued operation, are as follows (in millions, except EPS):

         Income from Continuing Operations Before Extraordinary Item:

                                 Three Months            Six Months
                             1995    1994  %Change  1995    1994   %Change

         Income:
         Ongoing            $119.1  $112.7   5.7   $235.7   $211.7   11.3
         Operations
         Domestic Tobacco        -    39.2     -        -     69.7      -
         As Reported        $119.1  $151.9 (21.6)  $235.7   $281.4  (16.2)

         Earnings per Common share:
          Primary
         Ongoing            $0.63   $0.55   14.5    $1.23    $1.04   18.3
         Operations
         Domestic Tobacco       -    0.20      -        -     0.35      -
         As Reported        $0.63   $0.75  (16.0)   $1.23    $1.39  (11.5)

          Fully Diluted
         Ongoing            $0.62   $0.55   12.7    $1.21    $1.04   16.3
         Operations
         Domestic Tobacco       -    0.19      -        -     0.33      -
         As Reported        $0.62   $0.74  (16.2)   $1.21    $1.37  (11.7)



         Ongoing   operations   continue  to  include  results  of  nonstrategic
         businesses disposed of including Optical, Acushnet Rubber Division and Housewares.

    (2) Federal and foreign excise taxes included in net sales for the three months and six months ended June 30 are as follows (in millions):

                                     Three Months         Six Months
                                   1995       1994      1995      1994
         International Tobacco   $1,021.7  $  921.5  $2,197.6   $1,949.8
         Domestic Tobacco               -     116.4         -      212.7
         Distilled Spirits          117.6     115.4     219.4      206.1
                                 $1,139.3  $1,153.3  $2,417.0   $2,368.6

    (3) On July 12, 1994, Dollond & Aitchison Group PLC, a subsidiary of Gallaher Limited, was sold for total consideration of $146 million, which approximated the carrying value of the company.

                             AMERICAN BRANDS, INC.

    NOTES (CONTINUED):

    (4) On December 22, 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash, before related expenses. An after-tax gain of $508.3 million, or $2.52 per Common share, was recognized on the transaction in the fourth quarter of 1994.

    (5) The Company announced plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Forbuoys and Prestige, both subsidiaries of Gallaher Limited, and in the fourth quarter of 1994 recorded an after-tax loss of $241.3 million, or $1.20 per Common share, substantially non-cash, based on the anticipated sale of these businesses for proceeds in the range of $150-$175 million. The sale of Prestige was completed on May 2, 1995.

    (6) On November 30, 1994, the Company entered into an agreement to sell its Franklin life insurance business for $1.17 billion in cash, before related expenses. A net loss of $206.8 million was recognized on the transaction in the fourth quarter of 1994 in discontinued operations. The sale was completed on January 31, 1995.

    (7) On April 11, 1995, holders of $199.5 million of the $200 million 5 3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and had the effect of reducing fully diluted shares by 5.1 million. The early extinguishment of debt resulted in a charge of $4.1 million ($2.7 million net of taxes).

    (8) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

         On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

                             AMERICAN BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                 BALANCE SHEET
                                 (In millions)

                                                June 30,    December 31,
                                                  1995         1994
Assets                                        (Unaudited)
   Current Assets
      Cash and Cash Equivalents                    $634.9       $110.1
      Accounts Receivable, Net                    1,358.5      1,067.9
      Inventories                                 1,397.0      2,015.7
      Net Assets of Discontinued Operations           0.0      1,170.0
      Other Current Assets                          212.3        307.2
                                                 --------     --------
        Total Current Assets                      3,602.7      4,670.9

   Property, Plant and Equipment, Net             1,192.1      1,212.7
   Intangibles Resulting From
     Business Acquisitions                        3,493.2      3,549.1
   Other Assets                                     404.8        361.7
                                                 --------     --------
 Total Assets                                    $8,692.8     $9,794.4
                                                =========    =========
Liabilities and Stockholders' Equity

   Current Liabilities
      Short-Term Debt                               $64.6       $180.6
      Current Portion - Long-term Debt              341.1        525.2
      Other Current Liabilities                   2,164.5      2,409.7
                                                 --------     --------
        Total Current Liabilities                 2,570.2      3,115.5

   Long-Term Debt                                 1,436.3      1,512.1
   Other Long-Term Liabilities                      543.3        529.3
                                                 --------     --------
        Total Liabilities                         4,549.8      5,156.9
 Stockholders' Equity                             4,143.0      4,637.5
                                                 --------     --------
 Total Liabilities and Stockholders' Equity      $8,692.8     $9,794.4
                                                =========    =========